                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 2)*

                            HARKEN ENERGY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   412-552-309
                                 (CUSIP Number)

                                 Alan G. Quasha
                                Attorney-in-Fact
                       Lyford Investments Enterprises Ltd.
                          c/o Quadrant Management, Inc.
                           720 Fifth Avenue, 9th Floor
                            New York, New York 10019
                                 (212) 231-3900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                                  Amar Budarapu
                                Baker & McKenzie
                            2300 Trammell Crow Center
                                2001 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 978-3000

                                 April 25, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  412-552-309

--------------------------------------------------------------------------------
     1    Names of reporting persons.

          Lyford Investments Enterprises Ltd.

          I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
     2    Check the appropriate box if a member of a group       (a) [_]
          (See Instructions)                                     (b) [_]

--------------------------------------------------------------------------------
     3    SEC use only

--------------------------------------------------------------------------------
     4    Source of funds (See Instructions)                     WC, OO
--------------------------------------------------------------------------------
     5    Check if disclosure of legal proceedings is             [_]
          required pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

     6    Citizenship or place of organization            British Virgin Islands

--------------------------------------------------------------------------------
        Number of           7   Sole voting power                68,144,544
          Shares
                         -------------------------------------------------------
      Beneficially          8   Shared voting power                 None
         Owned
                         -------------------------------------------------------
   By each Reporting        9   Sole dispositive power           68,144,544
                         -------------------------------------------------------
         Person             10  Shared dispositive power            None
          with
--------------------------------------------------------------------------------
     11   Aggregate amount beneficially owned by each
          reporting person                                      68,144,544
--------------------------------------------------------------------------------
     12   Check if the aggregate amount in row (11) excludes        [_]
          certain shares (See Instructions)
--------------------------------------------------------------------------------
     13   Percent of class represented by amount in row (11)       64.6%
--------------------------------------------------------------------------------
     14   Type of reporting person (See Instructions)               CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share, of Harken Energy Corporation, a Delaware corporation ("Harken"). The principal executive offices of Harken are located at 580 WestLake Park Boulevard, Suite 600, Houston, Texas 77079.

Item 2. Identity and Background

     (a)-(c), (f) The name of the company filing this Statement is Lyford Investments Enterprises Ltd., a British Virgin Islands company ("Lyford"). The address of Lyford's principal office is Tropic Isle Building, Wickhams Cay, Road Town, Tortola, British Virgin Islands. Lyford is a company engaged in the business of making investments. The name, citizenship, residence or business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) is listed on Schedule A attached hereto for each
(i) executive officer and director of Lyford, (ii) person controlling Lyford, and (iii) executive officer and director of any corporation or other person ultimately in control of Lyford.

     (d) Neither Lyford nor, to Lyford's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

     (e) Neither Lyford nor, to Lyford's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     As described in response to Item 4, the 1,714,286 shares (the "Standby Commitment Fee Shares") of Harken common stock to which, in part, this Statement relates were not purchased by Lyford. As an inducement for Lyford to enter into the Standby Purchase Agreement described in Item 4, and in consideration thereof, Harken agreed to issue to Lyford on September 18, 2002 an aggregate of $600,000 of Harken common stock, at a price per share of $0.35. Harken issued the Standby Commitment Fee Shares to Lyford in accordance with the Standby Purchase Agreement, and Lyford did not pay any additional consideration therefor.

     As a result of the closing of the Standby Purchase Agreement on March 20, 2003, Lyford purchased 59,716,227 shares of common stock (the "Standby Purchase Shares") from Harken for a price of approximately $8,193,000. This transaction resulted in a change of control of Harken. After giving effect to the purchase of the Standby Commitment Fee Shares and the Standby Purchase Shares, Lyford became the beneficial owner of approximately 62% of Harken's outstanding common stock. Lyford paid $3,184,942.71 in cash to Harken from its available working capital at the closing of the Standby Purchase Agreement. The remainder of the purchase price was offset against two promissory notes issued by Harken in favor of Lyford on July 15, 2002 and August 29, 2002. As a result, upon the closing of the Standby Purchase

Agreement, Harken's indebtedness to Lyford under those notes, totaling $5,000,000 in principal amount plus accrued interest, was cancelled.

     As described in Item 4, Lyford purchased $1,980,000 principal amount of Harken's 5% Senior Convertible Notes due May 26, 2003 (the "5% European Notes") in a privately negotiated transaction with the holders of such notes. Lyford paid $1,405,800 in cash from its available working capital to purchase the 5% European Notes. On April 25, 2003, Harken gave an irrevocable notice of the redemption by conversion of such notes, which will require Lyford to convert such notes into shares of common stock on May 26, 2003 (the maturity date of such notes). As a result, Lyford has become the beneficial owner of an additional 6,714,031 shares of common stock issuable upon the May 26, 2003 conversion of such notes (together with the Standby Commitment Fee Shares and the Standby Purchase Shares, the "Shares"). After giving effect to the purchase of the Shares and Shares issuable upon conversion of the 5% European Notes, Lyford became the beneficial owner of approximately 65% of Harken's outstanding common stock.

Item 4.   Purpose of Transaction

     On September 6, 2002, Harken entered into a Standby Purchase Agreement (the "Standby Purchase Agreement") with Lyford that defined the parties' respective rights and obligations with respect to Lyford's participation in Harken's recent rights offering. The Standby Purchase Agreement obligated Lyford to subscribe for and purchase from Harken a number of shares of common stock equal to the Shortfall divided by the subscription price per share. The "Shortfall" is the amount by which $10,000,000 exceeds the aggregate subscription price to be paid by stockholders of Harken (other than Lyford) who subscribed for and purchased shares in the rights offering. As compensation to Lyford for its standby commitment, Harken paid Lyford a standby commitment fee of $600,000 by issuing 1,714,286 shares of common stock to Lyford, with each such share being attributed a value of $0.35. Harken also paid Lyford $50,000 in cash for its legal fees in connection with the rights offering.

     Under the terms of the Standby Purchase Agreement, Harken agreed to indemnify Lyford and certain other persons affiliated with it against claims and liabilities arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in the prospectus or the registration statement relating to the rights offering, any amendment or supplement thereto, or arising out of the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. Harken also agreed to reimburse Lyford and certain persons affiliated with it for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such actions or claims asserting liabilities against them.

     Pursuant to its rights offering commenced in February 2003, Harken distributed to holders of its common stock, Series G1 preferred stock and Series G2 preferred stock, at no charge, nontransferable subscription rights to purchase shares of its common stock. These shares of common stock include preferred stock purchase rights attached to such common stock under Harken's stockholder rights agreement. Such holders received one subscription right for each share of common stock they owned (or in the case of the Series G1 preferred stock and Series G2 preferred stock, one subscription right for each share of common stock issuable upon conversion) at the close of business on January 30, 2003. Harken distributed 32,154,867 subscription rights exercisable for up to 72,885,437 shares of common stock. Harken did not distribute any fractional shares, but rounded up the aggregate number of shares each holder was entitled to receive to the nearest whole number.

     Each subscription right entitled the holder to purchase 2.2667 shares of common stock at a subscription price of $0.311 per right (or $0.1372 per share). All unexercised subscription rights expired at 12:00 midnight, New York City time, on March 13, 2003. Harken's board of directors did not make any recommendation regarding the exercise of the subscription rights. The subscription rights could not be sold or transferred except under very limited circumstances.

     At the closing of the Standby Purchase Agreement on March 20, 2003, Lyford purchased 59,716,227 shares of common stock from Harken for an aggregate purchase price of approximately $8,193,000. Lyford paid $3,184,942.71 in cash to Harken from its available working capital at the closing of the Standby Purchase Agreement. The remainder of the purchase price was offset against two promissory notes issued by Harken in favor of Lyford on July 15, 2002 and August 29, 2002. As a result, upon the closing of the Standby Purchase Agreement, Harken's indebtedness to Lyford under those notes, totaling $5,000,000 in principal amount plus accrued interest, was cancelled.

     Lyford also has a warrant to purchase 7,000,000 shares of Global Energy Development PLC, a subsidiary of Harken ("Global"), at a price of 50 pence per share. This warrant expires in 2005. An affiliate of Lyford owns approximately 1% of Global common stock.

     On April 11, 2003, Lyford purchased $1,980,000 principal amount of 5% European Notes in a privately negotiated transaction with the holders of such notes. The 5% European Notes trade on the Luxembourg Stock Exchange. As a result of this purchase, Lyford became the beneficial owner of 43,786 shares of common stock issuable upon conversion of the 5% European Notes at a conversion price of $45.22 per share. On April 25, 2003, Harken gave an irrevocable notice of redemption by conversion for the 5% European Notes for shares of Harken's common stock. The date of conversion is May 26, 2003. Each 5% European Note outstanding on May 26, 2003 will be converted into a number of shares of common stock equal to 115% of the principal amount of the notes to be converted, plus accrued and unpaid interest thereon to the date of conversion, divided by approximately $0.35 (the average market price of the common stock over the 30 calendar days immediately preceding the date of the notice of the conversion). As a result of this notice of conversion, Lyford has the right to acquire 6,714,031 shares of common stock issuable upon conversion.

     Lyford acquired the Shares for investment. However, Lyford will continually evaluate the business, financial condition and prospects of Harken, the market price of Harken common stock, its return on investment, alternative investments and conditions in the economy and in the industry in which Harken is engaged, with a view toward determining whether to hold, decrease or increase its investment in Harken common stock. From time to time on or after the date of this Schedule 13D, based upon such evaluation, Lyford may sell all or a portion of its shares of Harken common stock, or may purchase additional shares of such common stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

     In March and April, 2003, Larry G. Akers, James H. Frizell, Bruce N. Huff and Stephen C. Voss resigned from Harken's board of directors. Mr. Huff also resigned as President of the Company. On March 31, 2003, Alan G. Quasha, the attorney-in-fact of Lyford, was elected to Harken's board of directors to fill the vacancy created by the resignation of Mr. Voss and act as a representative of Lyford. Mr. Quasha replaced Mikel D. Faulkner as Chairman of Harken's board of directors, with Mr. Faulkner continuing as a director and Chief Executive Officer of Harken. As a result of the foregoing, Harken's board of directors amended Harken's bylaws to reduce the number of directors constituting the full board of directors from nine directors to six directors. Lyford intends to actively participate on Harken's board of directors and intends to be a proactive and urgent voice in helping plan Harken's future to create value for its stockholders.

     Other than as described above, Lyford does not have any current definitive plan, arrangement or understanding to seek to cause Harken to enter into any extraordinary corporate transaction such as a merger, reorganization or liquidation, to sell or transfer any assets, to cause Harken to change its current capitalization, dividend policy, business, corporate structure, charter, bylaws or similar instruments, or to cause the Harken common stock to be delisted or become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (although Lyford reserves the right to develop such plans).

     References to, and descriptions of, the Standby Purchase Agreement, as amended, and the 5% European Notes as set forth herein are qualified in their entirety by reference to the copies of the Standby Purchase Agreement, and amendment thereto, and the Trust Indenture for the 5% European Notes, respectively, included as Exhibits to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer

     Based upon information provided by Harken, as of April 25, 2003, there were 98,672,766 shares of Harken common stock issued and outstanding.

     (a)-(b) Pursuant to the Standby Purchase Agreement, Lyford was issued and became the beneficial owner of an aggregate of 61,430,513 shares of Harken common stock. As a result of the acquisition of the 5% European Notes, Lyford has the right to acquire 6,714,031 shares of common stock issuable upon conversion of such notes on May 26, 2003. Such Harken common stock constitutes approximately 65% of the issued and outstanding shares of Harken common stock, based on the number of shares of Harken common stock outstanding as of April 25, 2003 Lyford has the sole power to vote and dispose (or to direct the vote or disposition of) these shares.

     To the knowledge of Lyford, no shares of Harken common stock are beneficially owned by any of the persons listed on Schedule A to this Statement.

     (c) As described in Items 3 and 4 of this Statement, Lyford acquired the 5% European Notes and became the beneficial owner of an additional 6,714,031 shares of common stock issuable upon conversion of such notes since the filing of the Amendment No. 1 to this Statement on March 21, 2003.

     (d) To the knowledge of Lyford, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Harken deemed to be beneficially owned by Lyford.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than pursuant to the Standby Purchase Agreement and the 5% European Notes and except as discussed below, to the knowledge of Lyford, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and in Schedule A and among such persons and any other person with respect to any securities of Harken, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Lyford has indicated to Harken that it will vote its shares to increase the authorized shares of common stock at the Annual Meeting of Stockholders scheduled to be held later this year.

Item 7.  Materials to be Filed as Exhibits

Exhibit No.                       Description

1. Standby Purchase Agreement between Harken Energy Corporation and Lyford Investments Enterprises Ltd. dated September 6, 2002 (filed as Exhibit 99.9 to Harken's Registration Statement on Form S-3, filed with the SEC on September 13, 2002, File No. 333-99579, and incorporated by reference herein).

2. Amendment No. 1 to Standby Purchase Agreement of September 6, 2002 between Harken Energy Corporation and Lyford Investments Enterprises Ltd., dated November 22, 2002 (filed as Exhibit 99.10 to Harken's Amendment No. 1 to Registration Statement on Form S-3, filed with the SEC on December 24, 2002, File No. 333-99579, and incorporated by reference herein).

3. Loan Agreement dated July 15, 2002 between Harken Energy Corporation and Lyford Investments Enterprises Ltd. (filed as Exhibit 10.18 to Harken's Quarterly Report on

     Form 10-Q for the period ended June 30, 2002, File No. 1-10262, and incorporated by reference herein).

4. First Amendment to Loan Agreement between Harken Energy Corporation and Lyford Investments Enterprises Ltd., dated August 29, 2002 (filed as
     Exhibit 10.2 to Harken's Quarterly Report on Form 10-Q for the period ended September 30, 2002, File No. 1-10262, and incorporated by reference herein).

5. Letter to Harken Energy Corporation indicating intent to vote shares at the 2003 Annual Meeting of Stockholders (filed as Exhibit 5 to the Amendment No. 1 to Schedule 13D filed on March 21, 2003 and incorporated herein by reference).

6. Trust Indenture dated May 26, 1998, by and between Harken Energy Corporation and Marine Midland Bank plc (filed as Exhibit 10.1 to Harken's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, File No. 1-10262, and incorporated herein by reference).

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      Lyford Investments Enterprises Ltd.

Date:  April 30, 2003                 By:      /s/ Alan G. Quasha
                                          --------------------------------------
                                          Name:  Alan G. Quasha
                                          Title: Attorney-in-Fact

                                   SCHEDULE A

                  EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING
                 PERSONS OF LYFORD INVESTMENTS ENTERPRISES LTD.

     The name, citizenship, residence or business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) is listed below for each (i) executive officer and director of Lyford, (ii) person controlling Lyford, and (iii) executive officer and director of any corporation or other person ultimately in control of Lyford.

Name and Citizenship                     Principal Occupation                   Address
--------------------                     --------------------                   -------
(i)

Linda Maxine Romney-Leue/British         Manager (Sr). Corporate Services       Slaney Hill P.O. Box 437
                                                                                Road Town, Tortola
                                                                                British Virgin Islands

Diane Heather Stockwell/British          Financial Controller                   Insinger Trust (BVI) Ltd.
                                                                                Tropic Isle Building
                                                                                Road Town, Tortola
                                                                                British Virgin Islands

Nicholas Leonard Reeder Lane/British     Trust Manager                          La Valette Mont Les Vaux
                                                                                St. Brelade, Jersey
                                                                                Channel Islands JE3 8LS

Miles Camron Walton/British              Trust Manager                          Insinger Trust (BVI) Ltd.
                                                                                Tropic Isle Building
                                                                                Road Town, Tortola
                                                                                British Virgin Islands

Michael Grant/British                    Trust Manager                          Insinger Trust (BVI) Ltd.
                                                                                Tropic Isle Building
                                                                                Road Town, Tortola
                                                                                British Virgin Islands

(ii)

Phyllis Grant Quasha/Australian          Investor                               Lyford Suites
                                                                                Lyford Cay
                                                                                New Providence
                                                                                Nassau, Bahamas

(iii)  Not applicable

                                  Exhibit Index

Exhibit No.                        Description

1. Standby Purchase Agreement between Harken Energy Corporation and Lyford Investments Enterprises Ltd. dated September 6, 2002 (filed as Exhibit 99.9 to Harken's Registration Statement on Form S-3, filed with the SEC on September 13, 2002, File No. 333-99579, and incorporated by reference herein).

2. Amendment No. 1 to Standby Purchase Agreement of September 6, 2002 between Harken Energy Corporation and Lyford Investments Enterprises Ltd., dated November 22, 2002 (filed as Exhibit 99.10 to Harken's Amendment No. 1 to Registration Statement on Form S-3, filed with the SEC on December 24, 2002, File No. 333-99579, and incorporated by reference herein).

3. Loan Agreement dated July 15, 2002 between Harken Energy Corporation and Lyford Investments Enterprises Ltd. (filed as Exhibit 10.18 to Harken's Quarterly Report on Form 10-Q for the period ended June 30, 2002, File No. 1-10262, and incorporated by reference herein).

4. First Amendment to Loan Agreement between Harken Energy Corporation and Lyford Investments Enterprises Ltd., dated August 29, 2002 (filed as
     Exhibit 10.2 to Harken's Quarterly Report on Form 10-Q for the period ended September 30, 2002, File No. 1-10262, and incorporated by reference herein).

5. Letter to Harken Energy Corporation indicating intent to vote shares at the 2003 Annual Meeting of Stockholders (filed as Exhibit 5 to the Amendment No. 1 to Schedule 13D filed on March 21, 2003 and incorporated herein by reference).

6. Trust Indenture dated May 26, 1998, by and between Harken Energy Corporation and Marine Midland Bank plc (filed as Exhibit 10.1 to Harken's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, File No. 1-10262, and incorporated herein by reference).